Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 5, 2018	May 6, 2017
Earnings:
Income before income taxes	$1,099,431	$1,269,262
Asset impairments	193,162	–
Fixed charges	192,903	170,652
Less: Capitalized interest	(974)	(736)

Adjusted earnings	$1,484,522	$1,439,178

Fixed charges:
Gross interest expense	$118,784	$100,203
Amortization of debt origination fees	5,858	5,802
Interest portion of rent expense	68,261	64,647

Fixed charges	$192,903	$170,652

Ratio of earnings to fixed charges	7.7	8.4

	2017 (52 weeks)	2016 (52 weeks)	2015 (52 weeks)	2014 (52 weeks)	2013 (53 weeks)

Earnings:
Income before income taxes	$1,925,489	$1,912,714	$1,802,612	$1,662,714	$1,587,683
Fixed charges	253,751	238,389	236,996	249,513	265,108
Less: Capitalized interest	(1,247)	(909)	(963)	(1,041)	(1,303)

Adjusted earnings	$2,177,993	$2,150,194	$2,038,645	$1,911,186	$1,851,488

Fixed charges:
Gross interest expense	$150,960	$142,981	$146,777	$163,544	$180,085
Amortization of debt origination fees	8,369	7,980	6,230	6,856	8,239
Interest portion of rent expense	94,422	87,428	83,989	79,113	76,784

Fixed charges	$253,751	$238,389	$236,996	$249,513	$265,108

Ratio of earnings to fixed charges	8.6	9.0	8.6	7.7	7.0